Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen California Dividend Advantage Municipal Fund 3
333-58712
811-10347

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22, 2007 and then adjourned to November 8, 2007, at this meeting shareholders were asked to vote on a new Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
 <c>Common and MuniPreferred shares voting together as a class
   For
          12,547,385
   Against
               582,255
   Abstain
               552,227
   Broker Non-Votes
            4,737,111
      Total
          18,418,978



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-018706.